September 28, 2005


     Mail Stop 4561
E. Stanley O`Neal
Chairman and Chief Executive Officer
Merrill Lynch and Co., Inc.
4 World Financial Center
New York, NY 10080

      Re:	Merrill Lynch and Co., Inc.
		Form 10-K for the period ended December 31, 2004
		File No. 1-7182

Dear Mr. O`Neal:

	We have completed our review of your Form 10-K and have no further comments at this time.

								Sincerely,



      Donald Walker
								Senior Assistant Chief
Accountant